EXHIBIT 99.1

Centerra Gold Announces Temporary Suspension of Gold Doré Bar Production at the Öksüt Mine

TORONTO, March 18, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) today announced that it has temporarily suspended gold doré bar production at the Öksüt Mine due to mercury having been detected in the gold room of the adsorption-desorption recovery (“ADR”) plant.

Centerra has taken several initial actions in response, including cleaning mercury from affected areas, taking steps to mitigate and prevent exposure, implementing the necessary safety protocols and protective equipment and is in the process of taking the necessary regulatory reporting steps. The Company is also evaluating several potential technical solutions to remove the mercury in the gold recovery process, including a retort and scrubbing system in the ADR plant, prior to the restart of production.

Despite the temporary suspension, the Öksüt Mine continues to mine ore, stack ore on the leach pad, and process ore within the ADR plant into a gold-in-carbon form. The gold-in-carbon will be stockpiled until the re-start of the electrowinning process, where the recovery of gold from concentrated solution occurs.

The Company is evaluating the impact on 2022 guidance, noting that through March 17 the Öksüt Mine produced and sold over 54,000 gold ounces.

Following a thorough review, Centerra expects to provide an update in due course.

Cautionary Note Regarding Forward-Looking Information
Information contained in this document which are not statements of historical facts may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “potential”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: potential solutions to deal with mercury in the Oksut Mine’s gold processing facility, evaluations of solutions to deal with mercury in the ADR plant, effects on the Oksut Mine’s production, continued mining, stacking and processing operations, the timeline for resumption of gold bar production, impacts of 2022 guidance and amounts of future gold production.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, technical, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty over the causes of the presence of mercury in the ADR plant, the effectiveness or timeliness of solutions to remove mercury from the gold recovery process; the ability of the Company to mitigate or prevent the effects of mercury exposure, or regulatory actions or scrutiny inhibiting, delaying or resulting in additional costs for the Öksüt Mine’s gold recovery process or other operations. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of March 18, 2022. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

 A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/ab1192f7-8015-4900-b588-dbf517553de8